SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULES 13d-1(b), (c), AND
                        (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 4)*


                            MARTEK BIOSCIENCES CORP.
                   ------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                   ------------------------------------------
                         (Title of Class of Securities)


                                    572901106
                         ------------------------------
                                 (CUSIP Number)


                                December 31, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(x) Rule 13d-1(b)
( ) Rule 13d-(c)
( ) Rule 13d-1(d)

----------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 5 Pages

CUSIP No. 572901106                13G                        Page 2 of 5 Pages


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         College Retirement Equities Fund

         I.R.S. #13-6022-042


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) ( )
                                                                   (b) ( )


3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

         5.       SOLE VOTING POWER              1,283,650

         6.       SHARED VOTING POWER            None

         7.       SOLE DISPOSITIVE POWER         None

         8.       SHARED DISPOSITIVE POWER       1,283,650


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,283,650

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*
                                     (  )


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     7.783%

12.      TYPE OF REPORTING PERSON*

                                     IV

                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages

Item 1(a).                 NAME OF ISSUER:

                           MARTEK BIOSCIENCES CORP.

Item 1(b).                 ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           6480 Dobbin Road
                           Columbia, Maryland 21045

Item 2(a).                 NAME OF PERSON FILING:

                           College Retirement Equities Fund ("CREF")

Item 2(b).                 ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                           730 Third Avenue
                           New York, N.Y. 10017

Item 2(c).                 CITIZENSHIP:

                           Incorporated in New York

Item 2(d).                 TITLE OF CLASS OF SECURITIES:

                           Common Stock

Item 2(e).                 CUSIP NUMBER:  572901106

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)      ( )      Broker or dealer  registered  under Section 15 of the Exchange
                  Act.
(b)      ( )      Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)      ( )      Insurance  company  as  defined  in  Section  3(a)(19)  of the
                  Exchange Act.
(d)      (x)      Investment   Company   registered   under  Section  8  of  the
                  Investment Company Act.
(e)      ( )      An   investment   adviser   in   accordance   with  Rule  13d-
                  1(b)(1)(ii)(E);
(f)      ( )      An employee  benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);
(g)      ( )      A parent holding  company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);
(h)      ( )      A  savings  association  as  defined  in  Section  3(b) of the
                  Federal Deposit Insurance Act;
(i)      ( )      A church  plan  that is  excluded  from the  definition  of an investment  company under Section  3(c)(14) of the  Investment
                  Company Act;
(j)      ( )      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ( )

                                                               Page 4 of 5 Pages

Item 4.           OWNERSHIP.

COLLEGE RETIREMENT EQUITIES FUND
         (a) Amount Beneficially Owned:  1,283,650
         (b) Percent of Class: 7.783%
         (c) The Board of Trustees of CREF, an investment company, has sole power to vote 1,283,650 shares of common stock and authority to direct the disposition of the 1,283,650 shares of common stock. TIAA-CREF Investment Management, LLC, CREF's investment adviser, is authorized to sell the 1,283,650 shares on behalf of CREF in its discretion, subject to the ultimate authority of the CREF Board of Trustees.

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.           OWNERSHIP  OF MORE THAN  FIVE  PERCENT  ON  BEHALF OF  ANOTHER
                  PERSON.

                                   Not Applicable

                                                               Page 5 of 5 Pages

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                                   Not Applicable

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable

Item 9.           NOTICE OF DISSOLUTION OF GROUP:       Not Applicable

Item 10.          CERTIFICATION.
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2000


                                       COLLEGE RETIREMENT EQUITIES FUND


                                       By: /s/ PETER C. CLAPMAN
                                           ------------------------------------
                                           Peter C. Clapman
                                           Senior Vice President and Chief
                                           Counsel, Investments